PLAN OF REORGANIZATION

On February 12, 2016, the Investor Class of IMIFX-IMIIX acquired all the net assets of the
McKinley Diversified Income Fund (the “Predecessor Fund”), pursuant to a Plan of
Reorganization approved by the Predecessor Fund shareholders on January 28 ,2016.
The acquisition was accomplished by a tax-free exchange of 1,320,286 shares of the Investor Class of IMIFX-IMIIX (valued at $18,539,338) for all of the Investor Class and Institutional Class shares outstanding of the Predecessor Fund on February 12, 2016. The Predecessor Fund’s net
assets at that date ($18,539,338), including $2,272,796 of unrealized depreciation, were combined with those of the Investor Class of IMIFX-IMIIX. The aggregate net assets of IMIFX-IMIIX immediately before the acquisition were $20,033,727.